UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant's name into English)

2 Ben Gurion Street, Ramat Gan, Israel 5257334
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

AMENDMENT EXPLANATORY NOTE

On September 5, 2017, Top Image Systems Ltd. (the “Registrant”) filed a Form 6-K attaching a Proxy Notice and form of Proxy Card for its 2017 Annual General Meeting of Shareholders.  The Registrant has made certain changes to the documents previously filed, including changing the date of the Annual General Meeting.  Attached to this Amended Report on Form 6-K/A are the updated Proxy Notice and form of Proxy Card that are being sent to shareholders of the Registrant.

CONTENTS

This Report on Form 6-K/A of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Proxy notice of the 2017 Annual General Meeting of Shareholders.
Exhibit 99.2	Proxy Card for Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: September 8, 2017	By:	/s/ Don Dixon
Don Dixon
Executive Chairman

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Proxy notice of the 2017 Annual General Meeting of Shareholders.
99.2	Proxy Card for Annual General Meeting of Shareholders.